EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended June 30, 2013, the Davidson Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Undistributed Net Investment Income/(Loss)	Accumulated Net Realized Gain/(Loss)	Paid-in Capital
Davidson Multi-Cap Equity	$ 708	$ -	$ (708)
Davidson Small/Mid Equity	$17,090	$ (17,090)	$ -

The reclassifications have no effect on net assets or net asset value per share.